Siana Lowrey +1 415 693 2150 slowrey@cooley.com	By EDGAR

November 9, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Bagley

Lilyanna Peyser

Patrick Kuhn

Lyn Shenk

Re:	Sweetgreen, Inc.

Registration Statement on Form S-1

Filed October 25, 2021

File No. 333-260472

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on October 25, 2021. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other updates to its disclosure in the S-1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Quarterly Results of Operations, page 116

1.

We note your disclosure in the footnotes to the table on page 117, quantifying AUV and Same Store Sales Change if certain adjustments and exclusions were not made for the material, temporary closure of certain restaurants. Please amend your disclosure in the prospectus summary to provide similar disclosure quantifying AUV and Same Store Sales Change without these adjustments, or provide a cross-reference in your prospectus summary to the disclosure in the footnotes on page 117.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 24, 93, and 132 of the S-1.

General

2.

Please provide a brief description of the “certain individuals identified by management” who may participate in the DSP (e.g., officers, directors, employees, friends and family of a specific group of persons, etc).

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

November 9, 2021

Page Two

Response: The Company advises the Staff that the individuals who may participate in the traditional DSP include friends and family of management, including certain long-time suppliers of the Company and certain chefs with whom the Company has partnered. In response to the Staff’s comment, the Company has revised the disclosure on page 220 of the S-1.

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Please contact me at (415) 693-2150, David Peinsipp at (415) 693-2177 or Charlie Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.
Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.
Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.
Nick Hobson, Cooley LLP
David Peinsipp, Cooley LLP
Charlie Kim, Cooley LLP
Michael Benjamin, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com